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                                  EXHIBIT 3(ii)

                              TEXT OF AMENDMENTS TO
                          AMENDED AND RESTATED BYLAWS*

         Section 3.01. Number of Directors. The authorized number of directors may be fixed or changed from time to time and at any time by a resolution adopted by a majority of the whole authorized number of directors, but no reduction in the number of directors shall of itself have the effect of shortening the term of any incumbent director. Until changed in accordance with law, the total authorized number of directors shall be ten (10). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.03 of the by-laws.

         Section 3.03. Vacancies. Vacancies, and newly-created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and any director so chosen shall hold office UNTIL THE NEXT ELECTION OF THE CLASS FOR WHICH SUCH DIRECTOR SHALL HAVE BEEN CHOSEN and until his successor is duly elected and shall qualify, or until his earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly-created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery of the State of Delaware may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.


* The new language adopted by the Board of Directors is in capital letters.